UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 9, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(b) On January 9, 2014, Chet Helck, Executive Vice President of Raymond James Financial, Inc. (the "Company") and Chief Executive Officer of its Global Private Client Group, announced that he was going to retire and would not stand for re-election to the Board of Directors at the Annual Shareholders Meeting to be held on February 20, 2014. Mr. Helck intends to resign as an executive officer of the Company, effective February 21, 2014. He will remain an employee until September 30, 2014 (the "Retirement Date"), and is expected to serve as a senior advisor during such period. Mr. Helck will be paid a salary at the annual rate of $335,000 through the Retirement Date and will receive a bonus of $2,400,000 for fiscal 2014, of which $2,000,000 will be paid in cash, with the balance in restricted stock units that will vest on the third anniversary of the grant. Prior to the Retirement Date, Mr. Helck will be eligible to participate in the Company's various benefit and welfare plans available to senior executives. Following the Retirement Date, he will be subject to non-competition, non-solicitation and non-disclosure restrictive covenants, as follows: (i) for a period of two years following the Retirement Date, Mr. Helck will be prohibited from competing with the Company and from soliciting customers or employees of the Company, and (ii) for an unlimited period following the Retirement Date, Mr. Helck will be prohibited from disclosing confidential information of the Company.

On January 9, 2014, the Company issued a press release with respect to the above matters. A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Exhibit No.

99.1 Press Release, dated January 9, 2014, issued by the registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 10, 2014   By: /s/ Jeffrey P. Julien

                  Jeffrey P. Julien
                  Executive Vice President - Finance,
                  Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

January 9, 2014

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES PRIVATE CLIENT GROUP CEO CHET HELCK TO RETIRE

ST. PETERSBURG, Fla. - Raymond James today announced that Global Private Client Group CEO Chet Helck has decided to retire as an officer and director, and will step down from his role at the February board of directors meeting. Helck will remain with the firm as a special senior advisor through the end of the year to help ensure an orderly leadership transition.

As part of the firm's management succession plans, Scott Curtis, president of Raymond James Financial Services, and Tash Elwyn, president of Raymond James & Associates, will join the firm's Executive Committee upon approval at the February board meeting.

Helck's decision to retire will bring to a close a remarkable career of over 25 years of service to Raymond James and the financial services industry.

"Chet has been a very strong leader for our organization. He was our first head of a combined Private Client Group (PCG) and has managed our core business through challenging markets while delivering consistently excellent results," said Paul Reilly, Raymond James Financial CEO.

"Beyond his leadership of our largest business unit, he has been a key member of our executive committee and board of directors. He has also been an industry leader, serving as chair of the Securities Industry Financial Markets Association (SIFMA) and working tirelessly with regulators and legislators on behalf of advisors and their clients."

During Helck's tenure as head of the firm's largest business unit, the Private Client Group grew significantly in size and reputation.

"Chet's contributions to the firm go beyond his leadership with our Private Client Group, including as a key contributor to the development of the firm's technology, wealth solutions and marketing efforts," said Tom James, Raymond James Financial Executive Chairman.

"Prior to his broader PCG leadership role, Chet was one of a small management team that made Investment Management & Research and its successor, Raymond James Financial Services, a leader in the independent contractor brokerage business," he continued.

"Chet has an encyclopedic understanding of the private client business and has been dedicated to providing an environment of strong support and superb service to Raymond James' many talented, professional advisors and their clients.

"It has been my personal pleasure and privilege to be associated with Chet, and I am sure I speak for the rest of the board when I express my gratitude for his innumerable contributions to the company and his distinguished tenure as a director."

"I have been privileged to help lead one of the industry's finest companies," Helck said. "Raymond James is well-established as the destination for the best advisors in the industry. Tash and Scott are well-prepared and I am proud of the management team we have built together."

"With our strong leadership team in place and the industry's best advisors," he continued, "the firm is well-positioned for the future."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, and Raymond James Ltd., have approximately 6,200 financial advisors serving approximately 2.5 million accounts in approximately 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $441 billion.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in realizing the projected benefits of the Morgan Keegan acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2013 Annual Report on Form 10-K, which is available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.